UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 July 2009

Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3
(No.333-137106-01) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to
be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

Enclosure:  Cash Tender Offer

N  E  W  S     R  E  L  E  A  S  E

July 27, 2009

CRH plc Announces Cash Tender Offer

CRH plc ("CRH") announces the commencement of a cash tender offer for up to US$100,000,000 principal amount of the outstanding 6.40% Notes due 2033, issued by CRH America, Inc. and guaranteed by CRH (CUSIP No. 12626P AF 0) (the "Notes"). The total consideration offered for Notes purchased in the tender offer will be in the range of US$880 to US$950 per US$1,000 principal amount of Notes, including the Early Tender Premium (as defined below) of US$30 per US$1,000 principal amount of Notes payable only to holders validly tendering and not validly withdrawing their Notes prior to the Early Tender Time (as defined below).

The tender offer is being made pursuant to an Offer to Purchase dated July 27, 2009 and Letter of Transmittal, dated July 27, 2009, which set forth a more detailed description of the tender offer.

The tender offer will expire at 11:59 p.m., New York City time, on Friday, August 21, 2009, unless extended or earlier terminated (the "Expiration Time").

Holders must validly tender, and not validly withdraw, their Notes at or before 5:00 p.m., New York City time, on Monday, August 10, 2009, unless extended (the "Early Tender Time") to receive from US$880 per US$1,000 principal amount to US$950 per US$1,000 principal amount of Notes that are accepted for purchase, to be determined pursuant to the modified "Dutch Auction" procedures described in the Offer to Purchase (the "Purchase Price"), which amount includes a payment of US$30 per US$1,000 principal amount of Notes that are accepted for purchase (the "Early Tender Premium"). Holders who validly tender their Notes after the Early Tender Time and at or before the Expiration Time, will receive the Purchase Price minus the Early Tender Premium (the Purchase Price minus the Early Tender Premium hereinafter referred to as the "Late Purchase Price") for tendered Notes that are accepted for purchase.

Payment of the Purchase Price or the Late Purchase Price, as the case may be, to holders of Notes that are accepted for purchase will be made on August 24, 2009 or as soon as practicable thereafter, unless the tender offer is extended, re-opened or earlier terminated (the "Settlement Date"). In addition, holders of Notes that are accepted for purchase will also receive on the Settlement Date accrued and unpaid interest on such Notes up to, but excluding, the Settlement Date.

Notes tendered at or before the Early Tender Time may be validly withdrawn at any time at or before the Early Tender Time. Tenders of Notes made after the Early Tender Time may not be withdrawn, except as required by applicable law.

CRH has retained J.P. Morgan Securities Inc. to serve as dealer manager for the tender offer. D.F. King & Co., Inc. has been retained to serve as the information and tender agent.

For additional information regarding the terms of the tender offer, please contact: J.P. Morgan Securities Inc. at (866) 834-4666 (toll free) or (212) 834-3118 (collect). Requests for documents may be directed to D.F. King & Co., Inc. at (800) 901-0068 (toll free) or (212) 269-5550 (collect for banks and brokers).

CRH's obligations to accept any Notes tendered and to pay the applicable consideration for them are set forth solely in the Offer to Purchase and Letter of Transmittal.

CRH may amend, extend or terminate the tender offer at any time in its sole discretion.

This news release is neither an offer to purchase nor a solicitation of an offer to sell Notes, nor is it a solicitation for acceptance of the tender offer. CRH is making the tender offer only by, and pursuant to the terms of, the Offer to Purchase and the Letter of Transmittal. The tender offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of CRH, its management, CRH America, Inc., J.P. Morgan Securities Inc. or D.F. King & Co., Inc. makes any recommendation as to whether holders should tender Notes in response to the tender offer.

For more information contact:

J.P. Morgan Securities Inc.
Dealer Manager
Tel: (866) 834-4666 (toll free)
Tel: (212) 834-3118 (collect)
Diane Tseng

CRH plc Investor Relations
Tel: +353 1 404 1000

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007

E-MAIL:  mail@crh.com  WEBSITE:  www.crh.com . Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date    27 July 2009

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director